Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

TGC INDUSTRIES, INC.

(and/or its nominee)

as the Purchaser

EAGLE GEOPHYSICAL, INC.

and

EAGLE GEOPHYSICAL ONSHORE, INC.

as Sellers

Dated as of October 14, 2009

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of October 14, 2009 by and among TGC Industries, Inc. a Texas corporation (and/or its nominee) (the “Purchaser”), Eagle Geophysical, Inc., a Delaware corporation and Eagle Geophysical Onshore, Inc., a Delaware corporation (each a “Seller” and collectively, the “Sellers”).

The Parties hereto agree as follows:

ARTICLE I
DEFINITIONS & RULES OF CONSTRUCTION

Section 1.1  Definitions.  For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Agreement” means this stock purchase agreement and any schedules or exhibits hereto.

“Arrow Litigation” means the litigation styled Arrow Geophysical Drilling, L.P., et al. v. Eagle Geophysical Onshore, Inc. et al. (Cause No. 09-06261) pending in the 191st Judicial District Court of Dallas County, Texas.

“Assets” means all the assets, properties, equipment, inventory and rights beneficially owned by Eagle Canada.

“Authorization” means, with respect to any Person, any order, permit, approval, waiver, licence or similar authorization of any Governmental Authority having jurisdiction over the Person.

“Bankruptcy Case” means the Chapter 11 case of Eagle Geophysical, Inc., Bankruptcy Case No. 09-33753-H5-11, pending in the Bankruptcy Court.

“Bankruptcy Code” means title 11 of the United States Code, as amended.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas, Houston Division.

“Bankruptcy Rules” mean the Federal Rules of Bankruptcy Procedure.

“Bid Procedures Motion” means the motion filed with the Bankruptcy Court seeking approval of (i) the Expense Reimbursement; (ii) the Break-Up Fee; and (iii) other bid procedures governing the sale of the Equity Interests.

“Business” means the business of providing seismic data and surveying services to the energy industry carried on by Eagle Canada and all matters and operations ancillary thereto.

“Claim” means any (i) right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (ii) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

“Closing” means the completion of the Transaction.

“Closing Date” means the date on which the Closing actually takes place.

“Convertible Securities” has the meaning set forth in Section 3.7.

“Deposit” has the meaning set forth in Section 2.2(a).

“Eagle Canada” means Eagle Geophysical Canada, Inc., carrying on business as Eagle Canada, Inc., a Delaware corporation.

“Environmental Laws” means all applicable Laws and agreements with Governmental Authority and all other statutory requirements relating to public health or the protection of the environment and all Authorizations, guidelines and policies issued pursuant to such Laws, agreements or statutory requirements.

“Equity Interests” means all of the issued and outstanding equity interests (including any preferred stock) in Eagle Canada.

“Financial Statements” means the select financial information of Eagle Canada dated as of June 30, 2009, the balance sheets and income statements of Eagle Canada for the period from January 1, 2004 to August 31, 2009, the accompanying cash flow projections and management forecasts and all notes thereto.

“Governmental Authority” means (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of or in lieu of any of the above.

“Hazardous Substance” means any substance or material that is prohibited, controlled or regulated under any Environmental Laws including any sound, heat, vibration, radiation or other form of energy, contaminant, pollutant, dangerous substance, toxic substance, designated substance, controlled product, hazardous waste, subject waste, hazardous material, dangerous good or petroleum, its derivatives, by-products or other hydrocarbons.

“Indebtedness” means any of the following: (i) any indebtedness for borrowed money; (ii) any obligations evidenced by bonds, debentures, notes or other similar instruments; (iii) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business; (iv) any obligations as lessee under capitalized leases; (v) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property; (vi) any obligations, contingent or otherwise, under acceptance credit, bankers’ acceptances, letters of credit or similar facilities; and (vii) any guaranty of any of the foregoing.

“Laws” means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, ruling or awards, and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which the word is used.

“Lien” means charge against or interest in property to secure payment of a debt or performance of an obligation; including any mortgage, pledge, security interest, attachment, easement, restriction, encumbrance, lien (statutory or otherwise), option, tax, conditional sale agreement, right of first refusal or right of first offer (including any agreement to give any of the foregoing).

“Material Adverse Effect” means any effect or change on Eagle Canada, the Business or the Assets, in each case taken as a whole, that is or is reasonably likely to be materially adverse to: (i) the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), prospects, cash flow, income, business or operations of Eagle Canada or the Business, in each case taken as a whole; or (ii) the ability of the Purchaser or Eagle Canada to continue to conduct the Business following Closing substantially in the manner as currently conducted.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

“Parties” means the Sellers and the Purchaser and “Party” means any one of them.

“Permitted Liens” means liens for taxes, assessments or governmental charges or levies which are not delinquent and Liens registered/filed in the name of or on behalf of Woodbridge Ford Lincoln Ltd., Royal Bank of Canada, Universal Ford Lincoln Sales Ltd., and/or Tricor Lease & Finance Corp.

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, joint ventures, trusts, land trusts, business trusts, unincorporated organizations or other legal entities, regardless of whether they are governments, agencies or political subdivisions thereof.

“Purchaser” has the meaning set forth on the first page of this Agreement.

“Purchaser’s Default” means the breach by the Purchaser of a material covenant, condition or agreement in this Agreement or any other act or omission on the part of the Purchaser which prevents Closing from occurring.

“Purchase Price” has the meaning set forth in Section 2.1.

“Representatives” has the meaning set forth in Section 7.3.

“Sale Motion” means the motion filed with the Bankruptcy Court seeking approval of the Transaction and authorizing the Sellers to perform any and all actions necessary to consummate the Transaction, the form and substance of which shall be satisfactory to the Purchaser, acting reasonably.

“Sale Order” means the order approving the relief requested in the Sale Motion, the form and substance of which shall be satisfactory to the Purchaser, acting reasonably.

“Sellers” has the meaning set forth on the first page of this Agreement.

“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other Governmental Entity, together with all interest and penalties in respect thereof.

“Term Sheet” means the amended term sheet dated September 21, 2009, by and between the Purchaser and the Sellers and concerning the purchase and sale of the Equity Interests.

“Transaction” means, individually and collectively, the sale of the Equity Interests and the other transactions contemplated by this Agreement.

“Working Capital Loan” has the meaning set forth in Section 5.8.

Section 1.2  Other Rules of Construction.

(a)           The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Party.

(b)           Any reference to any federal, state, local or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, in each case as amended from time to time, unless the context requires otherwise.

(c)           The Parties intend that each representation, warranty and covenant contained herein will have independent significance.  If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

(d)           When a reference is made in this Agreement to an Article, Section, Subsection, Schedule or Exhibit, such reference shall be to an Article, Section, Subsection, Schedule or Exhibit to this Agreement unless otherwise indicated.

(e)           The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article.

(f)            The words “include,” “includes” and “including” when used in this Agreement shall be deemed in each case to be followed by the words “without limitation.”

(g)           The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(h)           As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction.

(i)            All references in this Agreement to dollars, unless otherwise specifically indicated; are expressed in American currency.

(j)            For purposes of this Agreement, any reference to a document is to such document as it may be amended, supplemented or otherwise modified.

(k)           Any statement in this Agreement qualified by the expression “to the best of the Sellers’ knowledge and belief” or any similar expression shall be deemed to include an additional statement that it has been made after due and careful inquiry.

ARTICLE II
PURCHASE AND SALE

Section 2.1  Purchase & Sale.  At the Closing, upon the terms and subject to the conditions of this Agreement, the Sellers shall sell, transfer and assign to the Purchaser, and the Purchaser shall purchase from the Sellers, the Equity Interests, free and clear of all Liens and/or Claims, pursuant to sections 363(f) of the Bankruptcy Code, for total consideration of $10,345,000, including the forgiveness of all amounts due under the Working Capital Loan (the “Purchase Price”).

Section 2.2  Deposit.

(a)           A deposit in the amount of $100,000 was delivered to the Sellers on September 14, 2009 and deposited to the IOLTA account of Porter & Hedges, L.L.P. in their capacity as bankruptcy counsel for the Sellers pursuant to the Term Sheet (the “Deposit”).

(b)           If Closing occurs on or prior to October 17, 2009, the Deposit, together with any interest accrued thereon (it being agreed and acknowledged that deposits to an IOLTA account do not earn interest), will be applied to the payment of the Purchase Price in accordance with Section 2.3(a).

(c)           If Closing does not occur on or prior to October 17, 2009 as a result of a Purchaser’s Default, the Deposit, together with any interest accrued thereon, will be forfeited to and paid to the Sellers.

(d)           If Closing does not occur on or prior to October 17, 2009 for any reason other than a Purchaser’s Default, the Deposit, together with any interest earned thereon, will be returned to the Purchaser at the Purchaser’s option.  If the Closing has not occurred because of a lack of Bankruptcy Court approval, the Purchaser may elect to extend the Closing hereunder and the Deposit shall continue to be held by the Sellers.

Section 2.3  Payment of Purchase Price.  At the Closing, the Purchase Price will be paid and satisfied by the Purchaser as follows:

(a)           the forgiveness of all amounts due under the Working Capital Loan;

(b)           the Deposit and all accrued interest thereon; and

(c)           the balance of the Purchase Price ($9,844,134) by way of cashier’s check, bank draft, wire transfer or other form of immediately available funds to the Sellers or their bankruptcy counsel, Porter & Hedges , L.L.P.

ARTICLE III
REPRESENTATIONS & WARRANTIES OF THE SELLERS

Each of the Sellers hereby jointly and severally represent and warrant to the Purchaser as follows:

Section 3.1  Existence and Qualification.  Each of the Sellers and Eagle Canada: (i) is duly organized and validly existing and in good standing under the Laws of its jurisdiction of incorporation, save and except that Eagle Geophysical, Inc. is not in good standing with the State of Delaware for the non-payment of pre-petition taxes of approximately $10,000; (ii) has full power and authority to own its property and to carry on business in each jurisdiction in which it operates (it being acknowledged and agreed that the Sellers are liquidating their assets in bankruptcy and have no operations); and (iii) is duly qualified, licensed or registered to carry on business in all jurisdictions where the nature of the property owned by it or the business carried on by it makes such qualification necessary and has full legal right under the Laws of all such jurisdictions to own its property and to carry on the business carried on by it (it being acknowledged and agreed that the Sellers are liquidating their assets in bankruptcy and have no operations).

Section 3.2  Due Execution, Delivery and Performance.  The execution, delivery and performance by the Sellers of this Agreement:

(a)           will be disclosed to the Bankruptcy Court in accordance with all applicable Laws and rules and has been duly authorized by all necessary corporate action on the part of the Sellers;

(b)           except for approval of the Bankruptcy Court, does not require consent of any other Person and does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require any consent or approval under, result in a breach of, default under or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of any material contracts or instruments to which it is a party or pursuant to which Eagle Canada or the Equity Interests may be affected, other than those consents or approvals which have been obtained or will be obtained by the Sellers and/or Eagle Canada on or prior to Closing;

(c)           will not result in the violation of any Law by the Sellers;

(d)           will not result in a breach of, or cause the termination or revocation of, any Authorization held by Eagle Canada or necessary to Eagle Canada’s ownership of the Assets or the operation of the Business;

(e)           will not result in the termination or amendment of any material contract to which Eagle Canada is a party;

(f)            will not constitute a default by the Sellers or Eagle Canada under, or result in a violation of any judgment, order, writ, injunction or decree of any Governmental Authority; and

(g)           will not result in any right of termination or first refusal becoming effective or the imposition of a Lien, other than Permitted Liens, on any of the Equity Interests or the Assets.

Section 3.3  Authorizations.  Except for the approval of the Bankruptcy Court, there is, to the best of the Sellers’ knowledge and belief, no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a condition to the lawful completion of the Transaction.  To the best of the Sellers’ knowledge and belief, Eagle Canada owns, holds, possesses and lawfully uses in the operation of the Business all Authorizations that are, in any manner, necessary for it to conduct the Business as presently or previously conducted or for the ownership and use of the Assets in compliance with all applicable Laws and each such Authorization is valid, subsisting and in good standing, and Eagle Canada is not in default or breach of any such Authorization and, to the best of the Sellers’ knowledge and belief, no proceeding is pending or threatened to revoke or limit any such Authorization.  To the best of the Sellers’ knowledge and belief, there are no grounds that would justify any Governmental Authority from amending, suspending, cancelling, revoking or invalidating any such Authorizations or any charge, administrative or monetary penalty, order or other proceeding against Eagle Canada or the Business.

Section 3.4  Execution and Binding Obligation.  This Agreement has been duly executed and delivered by the Sellers and constitutes legal, valid and binding obligations of them enforceable against them in accordance with their respective terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights; (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction; and (iii) specific approval of the Bankruptcy Court.

Section 3.5  No Conflict.  Neither the execution and delivery of this Agreement, nor the consummation of the Transaction, shall to the best of the Sellers’ knowledge and belief:

(a)           directly or indirectly (with or without notice, lapse of time or both), conflict with, result in a breach or violation of, constitute a default, give rise to any right of termination, cancellation, acceleration, suspension or modification of any material obligation of Eagle Canada or loss of any material benefit to which Eagle Canada is entitled under, result in the imposition of any Lien on any of the material properties or assets of Eagle Canada under, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain any relief under (i) the organizational documents of the Eagle Canada, or any resolution adopted by the board of directors, board of managers or similar governing body of Eagle Canada; (ii) any material contract, lease, agreement or licence  to which the Sellers are a party, by which the Sellers are bound or to which any of their properties or assets are subject; or (iii) any Law, rule, regulation, order, decree or judgment applicable to Eagle Canada or any of its properties or assets; or

(b)           require any material consent, waiver, approval or other authorization of, give any notice to, or make any material filing or registration with, any Governmental Authority or other Person.

Section 3.6  Equity Interests.  At Closing, the Sellers will be the sole owner of the Equity Interests, which represents 100% of the issued and outstanding shares of Eagle Canada.  The Sellers hold valid and marketable title to the Equity Interests.  Pursuant to the order of the Bankruptcy Court, the Sellers will convey valid and marketable title to the Equity Interests, free and clear of all Liens, security interests, Claims or other encumbrances to the Purchaser at Closing.

Section 3.7  Pre-Emptive Rights.  At Closing, any agreement or option or any right or privilege (whether by law, pre-emptive right, contract or otherwise) capable of becoming an agreement, option, right or privilege, including, without limitation, any convertible security, warrant or convertible obligation of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of Eagle Canada (collectively, “Convertible Securities”) will have been cancelled either by agreement or by the order of the Bankruptcy Court and the Sellers will seek a finding from the Bankruptcy Court that there are no outstanding Convertible Securities in Eagle Canada.

Section 3.8  No Options, etc.  No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase of any of the Assets from Eagle Canada that are (individually or in the aggregate) material to the Business.

Section 3.9  Absence of Undisclosed Liabilities.  Since the execution of the Term Sheet, Eagle Canada has not incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise), which continue to be outstanding, except (i) the Working Capital Loan; (ii) as disclosed in the Financial Statements; (iii) as disclosed in writing to the Purchaser; and (iv) as otherwise incurred in the Ordinary Course and which do not have a Material Adverse Effect.

Section 3.10  Environmental Matters.  To the best of the Sellers’ knowledge and belief, all operations of Eagle Canada have been and are now, in compliance with all Environmental Laws.  Any release by Eagle Canada of any Hazardous Substance, including from the Business or the Assets into the environment complied and complies with all Environmental Laws.  To the best of the Sellers’ knowledge and belief, Eagle Canada has never been prosecuted for or convicted of any offence under any Environmental Law, nor has Eagle Canada been found liable in any proceeding to pay any fine, penalty, damages, amount or judgment to any Person as a result of the breach of any Environmental Law, and to the best of the Sellers’ knowledge and belief, there is no basis for any such proceeding or action.

Section 3.11  Disclosure.  To the best of the Sellers’ knowledge and belief, no representation or warranty contained in this Article III, and no statement contained in any certificate, list, summary or other disclosure document provided to the Purchaser pursuant hereto or in connection with the Transaction, contains any untrue statement of a material fact, or omits to state any material fact which is necessary in order to make the statements contained therein not misleading.

Section 3.12  Material Facts.  The Sellers have disclosed to the Purchaser all facts known to them relating to Eagle Canada, the Business, and the Assets, which could reasonably be expected to be material to an intending purchaser of the Equity Interests, the Business or the Assets.

Section 3.13  Due Diligence.  To the best of the Sellers’ knowledge and belief, all documents and written correspondence provided by the Sellers or Eagle Canada to the Purchaser or their respective employees, directors, officers or agents in connection with the Purchaser’s due diligence investigations are accurate and complete in all material respects and do not contain any untrue statement or omission of a material fact with respect to the Equity Interests, the Business, the Assets, or the condition thereof.

Section 3.14 NO OTHER REPRESENTATIONS AND WARRANTIES.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III, SELLERS ARE NOT MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING THE EQUITY INTERESTS, THE BUSINESS OR THE ASSETS.  PURCHASER ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE III, NO SELLER HAS MADE, AND EACH SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND PURCHASER HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO, AND PURCHASER HEREBY EXPRESSLY WAIVES AND RELINQUISHES ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION AGAINST SELLERS AND THEIR REPRESENTATIVES IN CONNECTION WITH THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE BUSINESS OR THE ASSETS.  WITH RESPECT TO ANY PROJECTION OR FORECAST DELIVERED ON BEHALF OF SELLERS TO PURCHASER OR ITS REPRESENTATIVES, PURCHASER ACKNOWLEDGES THAT (A) THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH PROJECTIONS AND FORECASTS, (B) IT IS FAMILIAR WITH SUCH UNCERTAINTIES, (C) IT IS TAKING FULL RESPONSIBILITY FOR MAKING ITS OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL SUCH PROJECTIONS AND FORECASTS FURNISHED TO IT AND (D) IT SHALL HAVE NO CLAIM AGAINST SELLERS OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT THERETO.

ARTICLE IV
REPRESENTATIONS & WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as follows:

Section 4.1  Existence and Qualification.  The Purchaser is a corporation duly organized and validly existing and in good standing under the Laws of Texas.  The Purchaser has full power and authority to enter into and perform its obligations under this Agreement.  The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in all jurisdictions where the nature of the property owned by it or the business carried on by it makes such qualification necessary, and has full legal right under the Laws of all such jurisdictions to own its property and to carry on the business carried on by it, except to the extent that failure to be so qualified or to have any such right has not had or would not reasonably be expected to have a Material Adverse Effect.

Section 4.2  Validity of Agreement.  The execution, delivery and performance by the Purchaser of this Agreement:

(a)           has been duly authorized by all necessary corporate action on the part of the Purchaser;

(b)           does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require any consent or approval under, result in a breach or a violation of, or conflict with, any of the terms or provisions of its constating documents or by-laws or any contracts or instruments to which it is a party or pursuant to which any of its assets or property may be affected; and

(c)           will not result in the violation of any Law.

Section 4.3  Execution and Binding Obligation.  This Agreement has been duly executed and delivered by the Purchaser and constitutes legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms subject only to any limitation under applicable Laws relating to: (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

Section 4.4 Investment Intent.  The Equity Interests are being acquired for Purchaser’s own account, for investment and with no intention of distributing or reselling such Equity Interests or any part thereof or interest therein in any transaction which would be a violation of the securities laws of the United States of America or any state or any foreign country or jurisdiction.

ARTICLE V
CONDITIONS TO THE PURCHASER’S OBLIGATIONS

The obligation of the Purchaser to purchase and pay for the Equity Interests at the Closing is subject to the satisfaction, as of the Closing Date, of the following conditions, any one or more of which may be waived by the Purchaser:

Section 5.1  Sale Order.  The Sale Order shall have been entered by the Bankruptcy Court in form and substance acceptable to the Purchaser and shall not be stayed or reversed, ordered to be reconsidered or amended or modified with respect to the Transaction in any manner not approved by the Purchaser.

Section 5.2  Truth of Representations & Warranties.  The representations and warranties of the Sellers contained in this Agreement must be true and correct in all material respects as of the Closing Date (except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such representations and warranties had been made on and of such date, and the Sellers must have executed and delivered to the Purchaser a certificate to that effect to the best of the Sellers’ knowledge and belief.  The receipt of such certificates and the Closing will not constitute a waiver by the Purchaser of any of the representations and warranties of the Sellers that are contained in this Agreement.  Upon the delivery of such certificate, the representations and warranties of the Sellers in Article III will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of such date (qualified as to knowledge where stated).

Section 5.3  Consents and Approvals.  All consents, approvals or authorizations that are required to consummate the Transaction, the execution of this Agreement, the Closing or the performance of any terms of this Agreement shall have been obtained and shall be in full force and effect, and the Purchaser shall have been furnished with evidence reasonably satisfactory to it that each such Required Consent has been either (i) expressly granted; or (ii) deemed, by operation of the Sale Order, to have been given.

Section 5.4  Deliveries.  The Sellers must deliver or cause to be delivered to the Purchasers the following in form and substance satisfactory to the Purchaser, acting reasonably:

(a)           certified copy of the Sale Order;

(b)           certified copies of: (i) the charter documents and Articles of Association of Eagle Canada; (ii) all necessary resolutions of the directors, shareholders and trustees, as applicable, of the Sellers and Eagle Canada, as applicable, approving the entering into and completion of the Transaction; and (iii) a list of the officers, directors and trustees, as applicable, of the Sellers authorized to sign agreements together with their specimen signatures;

(c)           certificates of status, compliance, good standing or like certificates with respect to Eagle Canada;

(d)           the certificate referred to in Section 5.2;

(e)           certificates representing the Equity Interests, duly endorsed in blank for transfer or otherwise accompanied by a stock transfer power of attorney; and

(f)            a shareholders’ resolution of the Sellers removing each of the directors of Eagle Canada as well as a finding by the Bankruptcy Court in the Sale Order that all such directors are properly removed;

Section 5.5  Compliance with Applicable Laws.  The sale of the Equity Interests to the Purchaser and the consummation of the Transaction shall not be prohibited by any applicable law or governmental regulation, shall not subject the Purchaser to any penalty, liability or, in the Purchaser’s reasonable judgment, other onerous condition under or pursuant to any applicable law or governmental regulation, and will be permitted by laws and regulations of the jurisdictions to which the Purchaser is subject.

Section 5.6  Proceedings.  All proceedings to be taken in connection with the Transaction on the part of any of the Sellers or Eagle Canada must be satisfactory in form and substance to the Purchaser, acting reasonably, and the Purchaser must have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of the Transaction and the taking of all necessary corporate proceedings in connection therewith.

Section 5.7    Finding of Bankruptcy Court.  The Bankruptcy Court shall have (i) made a finding that the Equity Interests constitute 100% of the ownership of Eagle Canada; and (ii) ordered that all options, warrants, or other contractual rights to acquire Equity Interests are cancelled.

Section 5.8    Working Capital Loan.  In furtherance of the Transaction and subject to the prior approval of the Bankruptcy Court, the Purchaser will provide a debtor-in-possession loan (the “Working Capital Loan”) to the Sellers pursuant to Bankruptcy Code section 364 solely for the purpose of funding the working capital needs of Eagle Canada until the Closing.  The maximum commitment under the Working Capital Loan shall be $500,000.  The amounts due under the Working Capital Loan shall (i) be secured by a valid and perfected first priority lien and security interest in the Equity Interests; and (ii) constitute an allowed super-priority administrative claim in the Sellers’ Bankruptcy Case having priority over all administrative claims of the kind specified in Bankruptcy Code Sections 503(b) and 507(b).  At Closing, the Purchaser shall forgive the Working Capital Loan to the Sellers as additional consideration for the purchase of the Equity Interests and the Sellers shall release Eagle Canada from any and all indebtedness and liabilities owed to the Sellers.

Section 5.9  Arrow Litigation.  All claims against Eagle Canada in the Arrow Litigation shall have been dismissed with prejudice.  Provided, however, the dismissal of the Arrow Litigation will not affect the intercompany claims between the Sellers or serve as an allocation of sales proceeds between the Sellers.

Section 5.10  No Other Legal Action.  No action or proceeding will be pending or threatened by any Person (other than the Purchaser) in any jurisdiction, to enjoin, restrict or prohibit any aspect of the Transaction or the right of the Purchaser to conduct the Business after Closing on substantially the same basis as currently operated.

Section 5.11  No Material Adverse Effect.  Since the date of the execution of the Term Sheet there will not have been any Material Adverse Effect with respect to Eagle Canada, the Business or the Assets.

ARTICLE VI
CONDITIONS TO THE SELLERS’ OBLIGATIONS

The obligation of the Sellers to enter into and complete the Closing is subject to the satisfaction, as of the Closing Date, of the following conditions, any one or more of which may be waived by the Sellers:

Section 6.1    Sale Order.  The Sale Order shall have been entered by the Bankruptcy Court and shall not be stayed or reversed, ordered to be reconsidered or amended or modified with respect to the Transaction in any manner not approved by the Sellers.

Section 6.2  Truth of Representations & Warranties.  The representations and warranties of the Purchaser contained in this Agreement must be true and correct in all material respects as of the Closing Date (except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such representations and warranties had been made on and of such date, and the Purchaser must have executed and delivered to the Sellers a certificate of a senior officer to that effect.  The receipt of such certificate and the Closing will not constitute a waiver by the Sellers of any of the representations and warranties of the Purchaser that are contained in this Agreement.  Upon the delivery of such certificate, the representations and warranties of the Purchaser in Article IV will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of such date (qualified as to knowledge where stated).

Section 6.3  Deliveries.  The Purchaser shall deliver or cause to be delivered to the Sellers the following in form and substance satisfactory to the Sellers, acting reasonably:

(a)           certified copies of: (i) the charter documents and Articles of Association of the Purchaser; (ii) all resolutions of the board of directors of the Purchaser approving the entering into and completion of the Transaction; and (iii) a list of the officers and directors of the Purchaser authorized to sign agreements together with their specimen signatures;

(b)           certificates of status, compliance, good standing or like certificate with respect to the Purchaser issued by the appropriate government official of the State of Texas;

(c)           the certificate referred to in Section 6.2; and

(d)           the Purchase Price.

Section 6.4  Proceedings.  All proceedings to be taken in connection with the transactions contemplated by this Agreement must be reasonably satisfactory in form and substance to the Sellers, acting reasonably, and the Sellers must have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of the transactions and the taking of all necessary corporate proceedings in connection therewith.

ARTICLE VII
CERTAIN COVENANTS

Section 7.1  Continued Business Operations; Preservation of Assets.  Following the execution of this Agreement, and up to and until the Closing, Eagle Canada (a) shall (i) continue to conduct its business only in the Ordinary Course; (ii) maintain its current bank accounts; and (iii) timely pay, discharge, or satisfy all claims, liabilities, or obligations arising in the Ordinary Course, consistent with past practice, including all payments that become due under the Master Lease Agreement dated October 26, 2006 between Royal Bank of Canada and Eagle Canada, and all lease schedules thereto; and (b) shall not (i) sell or otherwise dispose of any of its Assets existing as of the date of this Agreement other than in the Ordinary Course and for fair market value; (ii) transfer, assign, or terminate any leases, licenses, permits, contracts, or other agreements existing as of the date of this Agreement necessary for the conduct of Eagle Canada’s business operations; (iii) except as provided in subclause (a)(iii) of this paragraph, make any payment to any consultant, employee, officer, or director outside of their ordinary and usual compensation for services provided; (iv) enter into or modify any contract, agreement, commitment, or arrangement with respect to any of the foregoing; or (v) make any distributions or payments of cash or other assets (including the making of any dividends) to the Sellers or any affiliate.

Section 7.2  Time is of the Essence.  Time is of the essence with respect to the Transaction and all terms and conditions thereof.

Section 7.3  Access for Due Diligence.  Until the termination of this Agreement or the Closing, the Sellers (i) shall permit the Purchaser and its officers, directors, employees, agents, advisors, and representatives (collectively, the “Representatives”) reasonable access to inspect and evaluate Eagle Canada’s business operations; and (ii) if requested by a Representative, shall disclose and make available to the Representatives books, records, agreements, contracts, plans, and other items related to Eagle Canada’s property, assets, liabilities, business operations, financial condition, and other matters deemed relevant by the Purchaser.  Until the termination of this Agreement or the Closing, the Sellers will advise the Purchaser on a regular basis with respect to any Material Adverse Effect.

Section 7.4  Actions to Satisfy Closing Conditions.  The Sellers and the Purchaser agree to use commercially reasonable efforts to cause the conditions to Closing set forth herein to be satisfied as promptly as practicable after the date hereof and to cause the Closing to occur in accordance with the terms hereof.  At any time or times from and after the Closing, the Sellers, on the one hand, and the Purchaser, on the other hand, shall, at the request of the other party, execute and deliver any further instruments and documents and take all such further action as such other may reasonably request in order to evidence or effect the intents and purposes of the Transaction.

Section 7.5  Transfer of Equity Interests.  The Sellers will take all necessary steps and proceedings to permit good title to the Equity Interests to be duly and validly transferred and assigned to the Purchaser at the Closing, free of all Liens.

Section 7.6  Filings.  The Sellers and the Purchaser shall make all necessary filings and other required submissions with respect to this Agreement and the consummation of the Transaction, as required under applicable United States securities laws.

Section 7.7  Tax Efficiency.  The Sellers and the Purchaser will use commercially reasonable efforts in good faith to minimize (or eliminate) any taxes payable in connection with the Transaction by, among other things, making such elections, providing such exemption certificates, cooperating with respect to the timing of the Closing and taking such steps as may be provided for under relevant tax Law or as may be reasonable requested by the Purchaser or the Sellers in connection with the Transaction.

Section 7.8  Notice of Untrue Representation or Warranty.  Neither the Purchaser nor the Sellers will take any action that would result in a breach of any covenant, representation or warranty or any other obligation hereunder by such party.  The Sellers agrees to notify Purchaser promptly if it learns of any event that would result in a failure of the conditions set forth in Article V hereof to be satisfied or that would constitute a breach of any of its representations, warranties or covenants hereunder.  The Purchaser agrees to notify the Sellers promptly if it learns of any event that would result in a failure of the conditions set forth in Article VI hereof to be satisfied or that would constitute a breach of its representations, warranties or covenants hereunder.

ARTICLE VIII
CLOSING

Section 8.1  Date, Time and Place of Closing.  The closing of the Transaction (the “Closing”) shall take place at the offices of Haynes and Boone, LLP, 1221 McKinney, Suite 2100, Houston, Texas 77010 on or before three (3) business days after the entry of the Sale Order on the docket in the Bankruptcy Case, provided the Sale Order is enforceable immediately on entry notwithstanding any applicable provision of the Bankruptcy Rules, or at such other place, on such other date and at such other time as may be agreed upon in writing among the Parties.

Section 8.2  Closing Procedures.  Subject to the satisfaction or waiver by the relevant Party of the conditions of closing, at the Closing the Sellers will deliver good title to the Equity Interests and the documents described in Section 5.4 and upon such deliveries the Purchaser will deliver the Purchase Price and the documents described in Section 6.3.

ARTICLE IX
TERMINATION

Section 9.1  Termination.  This Agreement may be terminated at any time prior to Closing in the following manner:

(a)            by mutual written consent of the Parties;

(b)           by the Purchaser if the Sellers breach any of their representations, warranties, covenants or agreements contained in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause Material Adverse Effect with respect to Eagle Canada and the Sellers fail to cure such breach within two (2) days after receipt of written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond October 17, 2009); and

(c)            by either the Purchaser or the Sellers if the Closing shall not have occurred on or prior to October 17, 2009;

and, in such event, each Party will be released from all obligations under this Agreement, save and except for its obligations under Section 10.6 and Section 10.10, which will survive.

Section 9.2  Effect of Termination.  Each Party’s right of termination under this Article IX is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in this Article IX will limit or affect any other rights or causes of action either the Purchaser or the Sellers may have with respect to the representations, warranties and covenants in its favour contained in this Agreement.

ARTICLE X
OTHER PROVISIONS

Section 10.1  Survival of Representations and Warranties. The representations and warranties set forth in this Agreement or in any schedule, exhibit or instrument delivered pursuant to this Agreement by the Sellers shall terminate 60 days after Closing.

Section 10.2  Remedies.  Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically, without posting a bond or other security, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

Section 10.3  Cooperation; Further Assurances.  Upon the terms and subject to the conditions set forth in this Agreement, each Party hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable the Transaction, and to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Articles V and VI , as applicable to each of them.  Each Party hereto, at the reasonable request of the other Party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

Section 10.4  Successors & Assigns.  Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the Parties hereto will bind and inure to the benefit of the respective successors and assigns of the Parties hereto whether so expressed or not.  The Parties will not assign this Agreement or any rights hereunder except with the prior consent of the other Party, which consent will not be unreasonably withheld or delayed except that the Purchaser may assign all or a portion of its rights under this Agreement to a subsidiary, but no assignment shall relieve the Purchaser of its obligations hereunder.

Section 10.5  Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

Section 10.6  Public Announcements.  The Parties will cooperate in the issuance of any press releases or otherwise in making any public statements with respect to this Agreement or Transaction.  The Parties further agree that no publicity release or public statement or public communication concerning this Agreement or the Transaction shall be made without written advance approval thereof by the Purchaser and the Sellers, which approval shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may, upon the advice of counsel, be required by law or any listing agreement with any national securities exchange.

Section 10.7  Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

Section 10.8  Notices.  All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally to the recipient.  Such notices, demands and other communications will be sent to the Purchaser and to the Sellers at the addresses indicated below:

If to the Purchaser:

TGC Industries, Inc.
c/o Wayne Whitener, President & CEO
Bank of America Plano Tower
101 East Park Boulevard, Suite 955
Plano, Texas 75074
Tel: 972-881-1099
Fax: 972-424-3943
Email: wwhitener@tgcseismic.com

with copies to
Haynes and Boone, LLP
1221 McKinney, Suite 2100
Houston, Texas 77010
Tel: (713) 547-2503

Fax: (713) 236-5409
Attn: Doug H. Edwards
Email: doug.edwards@haynesboone.com

and

Burnet, Duckworth & Palmer LLP
1400, 350 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Tel: 403-260-0172
Fax: 403-260-0332
Attn: Kelsey Clark
Email: kcc@bdplaw.com

If to the Sellers:

Eagle Geophysical, Inc. / Eagle Geophysical Onshore, Inc.
c/o H.Malcolm Lovett, Jr.
520 Post Oak Blvd., Suite 320
Houston, Texas 77024
Tel: (713) 418-7125
Fax: (713) 418-7127
Email: mlovett@scchouston.com

Porter & Hedges, LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
Tel: (713) 226-6653
Fax: (713) 226-6253
Attn: David Jones
Email: djones@porterhedges.com

Section 10.9  No-Third Party Beneficiaries.  This Agreement will not confer any rights or remedies upon any Person other than the Sellers and the Purchaser and their respective successors and permitted assigns.

Section 10.10  Expenses.  The Parties shall bear their respective costs and expenses incurred in connection with the Transaction, including all fees and expenses of their respective agents, representatives, counsel, and accountants.

Section 10.11  Amendment.  This Agreement may not be amended except by an instrument in writing signed by the Parties.

Section 10.12  Waiver.  At any time prior to the Closing Date, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the conditions contained herein.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 10.13  Entire Agreement. This Agreement (including the documents referred to herein) and the Term Sheet constitute the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, that may have related in any way to the subject matter hereof.  To the extent of a conflict between this Agreement and the Term Sheet, this Agreement shall supercede and control.  Notwithstanding anything provided in this Section to the contrary, all provisions in the Term Sheet regarding the Working Capital Loan, including: (i) provisions in paragraph 4 of the Term Sheet providing for the repayment of such loan or advances to the Sellers through future receivables of Eagle Canada; and (ii) provisions in paragraph 9 of the Term Sheet excluding such loan or advances from the release of Eagle Canada by the Sellers, are superseded in their entirety by this Agreement and shall be of no force or effect.

Section 10.14  GOVERNING LAW.  THE BANKRUPTCY COURT (OR, IF THE BANKRUPTCY COURT CEASES TO HAVE JURISDICTION OVER THE BANKRUPTCY CASE, ANY FEDERAL OR STATE COURT LOCATED IN HOUSTON, TEXAS) SHALL HAVE THE EXCLUSIVE JURISDICTION OVER ANY DISPUTE ARISING AS TO THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE EXHIBITS AND SCHEDULES HERETO, ALL OF WHICH WILL BE GOVERNED BY APPLICABLE FEDERAL LAW AND BY THE INTERNAL LAW, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF TEXAS.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

EAGLE GEOPHYSICAL, INC.		TGC INDUSTRIES, INC.

By:	/s/ H. Malcolm Lovett, Jr.	By:	/s/ Wayne Whitener

Name:	H. Malcolm Lovett, Jr.	Name:	Wayne Whitener
Title:	Chief Restructuring Officer	Title:	President & CEO

EAGLE GEOPHYSICAL ONSHORE, INC.

By:	/s/ H. Malcom Lovett, Jr.

Name:	H. Malcolm Lovett, Jr.
Title:	Chief Restructuring Officer